Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2013

As of November 14, 2013

TABLE OF CONTENTS

Preliminary Notes and Introduction	3
Overview	5
Permitting Process Successfully Completed	5
Prairie Creek Site Activity	8
Flow-Through Financing	8
Financing for Prairie Creek	8
Newfoundland Properties	9
Vatukoula Gold Mines plc	10
Outlook	10
Summary of Quarterly Results	11
Review of Financial Results	12
Liquidity, Financial Condition and Capital Resources	13
Outstanding Share Data	14
Off-Balance Sheet Arrangements	14
Transactions Between Related Parties	14
Critical Accounting Estimates and Judgments	14
Financial Instruments	17
Disclosure Controls and Procedures	18
Risk Factors	19
Dividends and Distributions Policy	28
Additional Information	28

PRELIMINARY NOTES AND INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated November 14, 2013, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and nine month periods ended September 30, 2013. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2013 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2012 and 2011.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; inability to maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors” herein and under “Management’s Discussion and Analysis for the year ended December 31, 2012 – Liquidity, Financial Condition and Capital Resources and Review of Financial Results”.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; and that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from Canadian Zinc, or from the SEC’s website at http://www.sec.gov/edgar.shtml. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, partially developed zinc-lead-silver property, located in the Northwest Territories in Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of the required infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 metre airstrip.

The primary objective of the Company is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary capital funding. The Company also plans to further advance its central Newfoundland properties through various exploration methods including targeted drill programs.

During the first nine months of 2013, the Company made very significant progress with its applications for operating permits for the Prairie Creek Mine, culminating with the approval from the Federal Minister of Aboriginal Affairs and Northern Development Canada of the Type “A” Water Licence for the Prairie Creek mine on September 18, 2013. On September 5, 2013, Canadian Zinc received a Land Use Permit and Type “B” Water Licence from Parks Canada for that part of the access road to the Prairie Creek Mine which passes through the Nahanni National Park Reserve.

Canadian Zinc now has all the necessary regulatory permits and licences to complete construction and development at the Mine Site and the access road and commence mining and milling of the Prairie Creek deposit.

Canadian Zinc also holds a 100% interest in the South Tally Pond volcanogenic massive sulphide (“VMS”) project, along with other property interests in central Newfoundland, and is actively exploring the property with an ongoing drilling program designed to expand and extend mineral resources.

During the quarter the Company entered into an agreement to acquire Messina Minerals, a mineral exploration company focused on base metals and gold properties in central Newfoundland subject to approval by Messina shareholders at an Extraordinary General Meeting scheduled to be held on December 16, 2013. Messina holds the South Tulks Hill project with its Boomerang and Domino deposits situated near the Company’s South Tally Pond project in central Newfoundland.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

PERMITTING PROCESS SUCCESSFULLY COMPLETED

Canadian Zinc, recently emerging from a five year environmental assessment and regulatory process, holds all the necessary permits for the construction, development and operation of the Prairie Creek Mine along with all necessary permits for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Property to the Liard Highway. The Company has made application to the Minister of Aboriginal Affairs and Northern Development Canada for the conversion of its current surface lease of the Prairie Creek mine site, which is limited to care and maintenance activities, to permit mining activities in accordance with Section 27 (3) of the NWT Mining Regulations.

Water Licence and related Operational Land Use Permits

The Company has advanced the Company’s wholly owned Prairie Creek Mine in the Northwest Territories to receive a Type “A” Water Licence and all necessary associated Land Use Permits, (“LUP”) through the regulatory process established under the Mackenzie Valley Resource Management Act, that now permits further development and subsequent mine production at Prairie Creek.

In September 2013, the Company received notification that the Honourable Bernard Valcourt, Minister of Aboriginal Affairs and Northern Development Canada, approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada. The Type “A” Water Licence, MV2008L2-002, was issued by the Mackenzie Valley Land and Water Board (“MVLWB” or the “Water Board”) in July, 2013.

The Minister of Aboriginal Affairs and Northern Development Canada gave his approval for the Water Licence as recommended by the MVLWB in accordance with Section 81 of the Mackenzie Valley Resource Management Act. In transmitting the signed licence to the Water Board, the Minister noted his understanding “that this was a particularly challenging licence for all involved in the licencing process. This licence is in relation to a project that is subject to a series of very unique circumstances which have given rise to the need for innovative solutions.” The Minister noted “the need for a novel approach to water treatment was identified early on in the regulatory process due to the unique environmental conditions of the mine site.”

In its recommendation to the Minister, the Water Board provided some comments on the issues faced and the decisions made in respect of this Licence. The Board accepted the site-specific water quality objectives derived by Canadian Zinc. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria (“EQC”) using a variable load-based discharge approach, as proposed by Canadian Zinc, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognizes that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

The Type A Water Licence is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling. The Licence is subject to numerous conditions, including the requirement to post and maintain security with the Minister of Aboriginal Affairs and Northern Development Canada totaling $13,070,000 on a schedule of $3,000,000 within ninety days of the effective date of the licence, $5,000,000 prior to extracting waste rock from the underground mine and $5,070,000 prior to commencing milling.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit which is valid for a term of five years, with an optional two year extension, is subject to numerous conditions including the requirement to deposit with the Minister of Aboriginal Affairs and Northern Development Canada security of $3,000,000 within ninety days of the issue of the permit and additional $1,000,000 prior to the commencement of construction upgrades to the mill.

The Type “A” Water Licence and the Land Use Permit are the key regulatory permits needed for the construction, development and operation of the Prairie Creek Mine. The successful completion of the regulatory process is the culmination of many years of effort by the Canadian Zinc team, the MVLWB, the various government agencies and all the stakeholders in the region. The positive recommendation of the Water Board demonstrates that a broad consensus has been achieved through the process.

Copies of the Type “A” Water Licence and Land Use Permit may be inspected on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002) and under the Company’s profile on SEDAR at www.sedar.com.

Also in June 2013, the MVLWB issued LUP MV2008T0012 which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies. This permit is valid for a term of five years, with an optional two year extension, and provides for the posting of security in the total amount of $315,000 at various stages of activity under that permit.

Canadian Zinc also currently holds a Type “A” Land Use Permit, MV2012C0008, valid until May 9, 2017, for the activity of underground decline development, which entitles CZN to conduct mining exploration and associated activities, including underground decline development from the existing 870m adit level at the Prairie Creek Mine.

The Company also holds a current Type “B” Water Licence, MV2001L2-0003, valid until September 9, 2019, for the management, treatment and discharge of mine water from the mine site and which cover the underground development of a new decline, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile.

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for mine site maintenance purposes only, establishes the Company's current responsibility for abandonment and restoration in accordance with an Abandonment and Restoration Plan attached as a schedule to the surface lease and provides for the deposit with the Minister of a security deposit in the amount of $200,000. The Company is currently in discussions with the Minister, and with the Government of the Northwest Territories, with regard to amending its current surface leases of the Prairie Creek mine site to permit mine development and full operating activities in accordance with Section 27 (3) of the Northwest Territories and Nunavut Mining Regulations and with regard to security deposits under the surface leases and amending the timing schedule of the various security deposits to be provided to the Minister under the Type “A” Water Licence and the Land Use Permit.

Parks Canada Road Land Use Permit and Water Licence

Canadian Zinc now holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve (“NNPR”), is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

In September 2013, the Company received from Parks Canada permits Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB. In order to ensure a harmonized regulatory process, the conditions in the Parks Canada permits largely mirror those in the Land Use permits previously issued to the Company by the MVLWB, in respect of that portion of the road that runs outside the NNPR. The Parks Canada permits provide for the posting of security totaling approximately $2,570,000 at various stages prior to the commencement of operations of the road or construction of the transfer facilities.

In January 2013, the MVLWB issued LUP MV2012F007 for a period of five years, which permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. This road permit incorporates realignment of the original route which will improve access and further reduce potential environmental impact and provides for the posting of security of $220,000 prior to the commencement of operations.

At the same time the Water Board also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years commencing January 2013, which permits the limited use of water and disposal of waste for road construction, maintenance, and operational activities and provides for the posting of security of $220,000. This Land Use Permit and Water Licence apply to the portion of the winter road traversing Crown Land which is under the jurisdiction of the Water Board. There are two sections to this portion of the road, the first being 17 kilometres of road from the mine site to the point where the road enters the NNPR and the second, being 80 kilometres of road from the eastern boundary of the NNPR to the Liard Highway.

Canadian Zinc also holds valid Land Use Permits and Type “B” Water Licences for the original winter road route, both on Crown land and within the NNPR, for the purpose of rehabilitation, site clean-up and supply and which may be utilized to support the on-going exploration and development of the Prairie Creek Project.

Diamond Drill Land Use Permit (Exploration)

In April 2013, the MVLWB issued LUP MC2013C0002 which enables the Company to carry out further surface exploration diamond drilling throughout the Prairie Creek Property. This LUP is valid for a five year period until April 2018 and replaces a previous diamond drill exploration permit that has now expired.

PRAIRIE CREEK SITE ACTIVITY

The Prairie Creek Mine site was re-opened in June 2013 and ongoing care and maintenance programs throughout the summer period included water treatment, servicing, repair and site re-organization, removal of redundant equipment and supplies, including diamond drill core, to other staging areas on site in order to create more room in the main yard. The mine site will be closed for the winter about the end of November.

A road construction program was completed on the first five kilometres of the access road starting at the Prairie Creek Mine in August 2013. The program rehabilitated the existing road in preparation for project development.

In September 2013, the Company excavated two fish habitat ponds three kilometres north of the mine site alongside the access road on the Prairie Creek flood plain to replace fish habitat previously displaced by the reconstruction of the access road along Prairie Creek.

Two drill holes totaling approximately 1,068 metres of coring were drilled. This drilling was designed to test a large multi-stacked gravity and electromagnetic geophysical anomaly, identified the previous year, situated approximately one kilometre from the mine site. No obvious explanation was revealed to explain the anomaly but some zones within the sedimentary rocks contained moderate amounts of graphite which may be causing the anomaly. Additionally, in September 2013, three drill holes totaling approximately 404 metres of coring were drilled adjacent to the mill complex. Both drill programs have now been completed, assay samples have been sent for testing and the Company is awaiting results.

Important training programs in many phases of mining and support services are being carried out utilizing a local workforce of former participants in previous training programs at the Prairie Creek Project. The objective of these training programs is to raise the knowledge and skill level of local workers so they may qualify for future employment opportunities during the operation of Prairie Creek Mine. Under these programs the employees’ wages are subsidized with assistance from the Federal Government, Human Resources and Skills Development Canada, in the $4.2 million “More Than a Silver Lining” aboriginal training program, specifically designed for the Prairie Creek Mine, administered by the NWT Mine Training Society and assisted by the Government of the Northwest Territories.

FLOW-THROUGH FINANCING

In August 2013, Canadian Zinc closed its previously announced bought deal private placement of flow-through shares with Canaccord Genuity Corp. The Company issued 6,460,000 common shares, which qualify as “flow-through” shares of the Company for purposes of the Income Tax Act (Canada) at a price of $0.62 per flow-through share, raising aggregate gross proceeds of $4.0 million.

The proceeds from the financing will be used to incur eligible Canadian Exploration Expenses, which will be renounced in favour of the purchasers with an effective date of no later than December 31, 2013. The funds are intended to be used to explore and advance the Company’s projects, which include the Prairie Creek property as well as the South Tally Pond property in Newfoundland.

FINANCING FOR PRAIRIE CREEK

In May 2013, Canadian Zinc raised $10.3 million by the sale to Sandstorm Metals & Energy Ltd. of a 1.2% net smelter return royalty (“NSR”) on the Prairie Creek Mine. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

The intrinsic value that this royalty transaction attributes to the Prairie Creek project confirms the Company’s belief that the Prairie Creek Mine has robust economics and outstanding long-term potential. The non-dilutive nature of an NSR or the potential metal stream is positive for shareholders.

Canadian Zinc has granted Sandstorm with a right of first refusal on any future royalty or stream financing for the Prairie Creek project.

NEWFOUNDLAND PROPERTIES

Beginning in September 2012, Canadian Zinc developed a second area of interest with the acquisition of Paragon Minerals Corporation. Paragon’s principal asset is the South Tally Pond project in central Newfoundland. In September 2013, the Company entered into an agreement to acquire Messina Minerals, a mineral exploration company focused on base metals and gold properties in central Newfoundland. Canadian Zinc is continuing to explore the Lemarchant deposit on the South Tally Pond project.

Exploration Drill Program Continues at South Tally Pond

Further geological modeling of the Lemarchant deposit on the South Tally Pond property in central Newfoundland was carried out, which incorporated the results from the winter 2013 diamond drill program. A follow-up diamond drill program commenced September 16, 2013. This drill program, utilizing two diamond drill rigs, is following up on the favourable intersections of the newly discovered Northwest Zone situated approximately 250 metres northwest of the Lemarchant deposit. Drilling is also targeting the lateral and depth extensions of the NI 43-101 resources of the Lemarchant deposit and test a geophysical target known as the West target.

Subsequent to the end of the quarter, results from six holes drilled to examine the Northwest Zone were reported which include two holes that intersected mineralization 50 metres south of the original Northwest Zone discovery. Drillhole LM13-82 intersected massive sulphide mineralization assaying 9.33% zinc, 0.38% lead, 0.90% copper, 38.57 g/t silver and 0.47g/t gold over 3.0 metres while Drillhole LM13-83, located 35 metres up-dip of discovery drillhole LM13-82, intersected multiple semi-massive to massive sulphide intervals between 275.1 and 354.1 metres downhole including 6.55% zinc, 1.96% lead, 0.30% copper, 37.12 g/t silver and 0.35 g/t gold over 9.0 metres. Drilling is continuing.

Agreement to Acquire Messina Minerals

In September 2013, the Company announced that it had entered into an agreement to acquire Messina Minerals Inc. Under the terms of the Agreement, Canadian Zinc will acquire all of the outstanding common shares of Messina in exchange for approximately 2,132,731 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina. Completion of the arrangement is subject to approval by the Messina shareholders, regulatory and court approvals, and other customary closing conditions. A special general meeting for Messina shareholders is planned for December 16, 2013.

In addition, in a non-brokered private placement financing, Canadian Zinc purchased 3,000,000 Messina common shares at a price of $0.05 per share, for a total consideration of $150,000.

Messina is a mineral exploration company focused on exploring and advancing its base metal and gold properties in central Newfoundland. Messina’s flagship project is its 100% interest in the Tulks South Property, which includes the Boomerang, Domino and Long Lake base and precious metal-rich VMS deposits situated near the Company’s South Tally Pond project in central Newfoundland.

Messina has completed National Instrument 43-101 mineral resource estimates at the Boomerang and Domino deposits summarized as follows:

•
Boomerang deposit: Indicated mineral resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au; and Inferred mineral resource of 0.28 million tonnes grading 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag and 1.3 g/t Au;

•	Domino deposit (adjacent to Boomerang): Inferred resource estimate: 0.41 million tonnes grading 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag and 0.6 g/t Au,

(See Messina Minerals Inc. Technical Report, dated August 1, 2007, Tulks South Property, Central Newfoundland, Canada, filed on SEDAR.)

In addition Messina has also completed a NI 43-101 resource estimate for the Long Lake Main Zone deposit summarized as follows:

•	Indicated mineral resource: 0.41 million tonnes grading 7.8% Zn, 1.6% Pb, 1.0% Cu, 49 g/t Ag and 0.57 g/t Au;
•	Inferred mineral resource: 0.08 million tonnes grading 5.8% Zn, 1.2% Pb, 0.7% Cu, 34 g/t Ag and 0.48 g/t Au.

(See Independent Technical Report, dated March 13, 2012, Main Zone of Messina Minerals Inc. Long Lake Volcanic Massive Sulphide Project, Newfoundland and Labrador, Canada, filed on SEDAR.)

The Boomerang and Long Lake deposits have some of the highest grade characteristics in the region. Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of the Boomerang deposit and at the Long Lake deposit.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc, (“VGM”) which represents approximately 3.6% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which owns and operates the Vatukoula Gold Mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold.

In August 2013, Vatukoula announced it had entered into an investment agreement with Zhongrun International Mining Co. Ltd. (“Zhongrun”) for Zhongrun to provide US$40 million of funding to implement a production growth strategy. The investment agreement contemplates an issuance of equity and debt. In October and November 2013, Zhongrun advanced the first two tranches of US$10 million per tranche for a total of UA$20 million in exchange for 188,897,000 new shares in VGM between a price of £0.0500 and £0.0689 per share which represents approximately 66% of the enlarged issued share capital of VGM. The balance of the funding in the form of US$20 million of secured loan notes is expected to be completed by the end of January 2014.

The VGM shares held by Canadian Zinc are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a market-to-market gain of $258,000 on its investment in Vatukoula Gold Mines during the three month period ended September 30, 2013 compared to a gain of $3.0 million during the comparable period and a loss of $3.5 million during the nine month period ended September 30, 2013 compared to a loss during the comparable period of $5.0 million. At September 30, 2013, the Company’s investment in VGM had a market value of $1.5 million. The market value of the Company’s investment in VGM at November 12, 2013, was $1.7 million. The outlook for this investment is dependent on the ongoing performance of VGM.

For further information on VGM refer to the company’s website www.vgmplc.com.

OUTLOOK

Canadian Zinc’s focus for the balance of 2013 and for 2014 will be to advance the Prairie Creek Project towards production.

Having secured all of the water licenses and land use permits required to operate the Prairie Creek Mine and the winter road access, the Company has made application to the Minister of Aboriginal Affairs and Northern Development Canada for the conversion of its current surface lease of the Prairie Creek mine site, which is limited to care and maintenance activities, to permit mining activities in accordance with Section 27 (3) of the NWT Mining Regulations.

The Company has initiated preliminary site preparation work including upgrading the access road. The Company has engaged JDS Energy & Mining Inc. (“JDS”) to complete an optimization study of the capital costs required to place the Prairie Creek Mine into production. JDS is undertaking a site condition investigation, to inspect all critical equipment and buildings required to re-start the Prairie Creek processing facility. Geotechnical investigations to determine optimal mining methods will be completed by the end of the year. Metallurgical studies, designed to optimize concentrate production will be carried out in early 2014 as part of the Company’s concentrate marketing plan.

The Company is evaluating strategies for raising the financing necessary to complete the development and construction of the Prairie Creek Mine. In May 2013, the Company raised US$10 million through the sale of a royalty to Sandstorm and granted Sandstorm a right of first refusal on any future royalty or stream financing for the Prairie Creek project. Under the agreement with Sandstorm the Company may repurchase the royalty if it enters into a metal stream financing under which Sandstorm will provide an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

The Company is also executing an ongoing exploration drill program targeting the expansion of the Lemarchant deposit and further exploring the new zone of mineralization discovered northwest of Lemarchant at the South Tally Pond property in Newfoundland.

At September 30, 2013, the Company had working capital of $14.5 million and expects it will be able to meet current commitments and continue its planned 2013 and 2014 programs.

SUMMARY OF QUARTERLY RESULTS

(Unaudited)			Net Income (Loss) per
Quarter ended	Investment Income	Net Income (Loss)	Common Share – basic and diluted
September 30, 2013	$42	$(1,626)	$(0.01)
June 30, 2013	6	2,792	.02
March 31, 2013	12	(4,673)	(0.03)
December 31, 2012	22	(7,294)	(0.05)
September 30, 2012	44	(621)	-
June 30, 2012	50	(9,423)	(0.06)
March 31, 2012	48	(2,532)	(0.02)
December 31, 2011	4	(3,518)	(0.03)
All quarterly results prepared in accordance with IFRS	(thousands of Canadian dollars except per share amounts)

The Company’s investment income increased in the first two quarters of 2012 and the third quarter of 2013 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011, early 2012 and the middle of 2013 but decreased over all other quarters as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net income or loss in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The second quarter of 2013 was also significantly affected by the gain recorded on the sale of a net smelter royalty on the Prairie Creek Property. All quarters, except the third quarters of 2013 and 2012, were significantly affected by a loss in the fair market value of the Company’s investment in VGM. The third quarters of 2013 and 2012 were significantly affected by a gain in the fair market value of the Company’s investment in VGM.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2013 and other public disclosure documents of the Company.

For the three and nine month periods ended September 30, 2013, the Company reported a net loss and comprehensive loss of $1,626,000 and $3,507,000 respectively compared to a net loss and comprehensive loss of $621,000 and $12,576,000 for the same periods respectively ending September 30, 2012. The net loss in the three month period ended September 30, 2013 included a gain of $348,000 on the Company’s marketable securities compared to a gain of $3,032,000 for the comparative period.

The net loss in the nine month period ended September 30, 2013 included a loss of $3,430,000 on the Company’s marketable securities compared to a loss of $4,998,000 for the comparative period. The Company also recorded a gain of $5,439,000 on the sale of a net smelter returns royalty for the nine month period ended September 30, 2013 with no corresponding comparable transaction in the comparable period.

Excluding the gain or loss on marketable securities and gain on sale of the royalty, the Company recorded a net loss of $1,974,000 in the third quarter of 2013 and a net loss of $5,516,000 in the nine months ended September 30, 2013, compared to net losses of $3,653,000 and $7,578,000 in the same periods last year.

Exploration and Evaluation Costs

For the three and nine month periods ended September 30, 2013, the Company expensed $1,286,000 and $3,391,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $3,376,000 and $6,492,000 for the same periods respectively ending September 30, 2012. For the three and nine month periods ended September 30, 2013, the Company also expensed $197,000 and $591,000 respectively on its exploration and evaluation programs at South Tally Pond compared to $nil for the comparative periods. Details of the exploration and evaluation costs are shown in Note 12 to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2013. The overall decrease in expenditures at the Prairie Creek Mine site was mainly due to the earlier start and larger drill program in 2012 as compared to the current year.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine month periods ended September 30, 2013 was $42,000 and $60,000 respectively versus $44,000 and $142,000 for the comparative periods. The decrease is attributable to the overall decrease in amounts available for investment during the comparative periods.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $527,000 and $1,588,000 for the three and nine month periods ended September 30, 2013 which is relatively similar to $441,000 and $1,433,000 for the same periods in the previous year.

Share-Based Compensation

Share-based compensation was $24,000 and $102,000 for the three and nine month periods ended September 30, 2013 versus $5,000 and $40,000 for the comparative periods due to a higher amount of stock options vesting throughout the current periods. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Other Income (Expenses)

The Company reported a gain on marketable securities of $348,000 and a loss of $3,430,000 for the three and nine month periods ended September 30, 2013 versus a gain of $3,032,000 and a loss of $4,998,000 for the comparative periods. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total gain or loss recorded on marketable securities for the three and nine month periods ended September 30, 2013 is based upon the closing market bid price of the shares at September 30, 2013.

The Company also recorded a gain on the sale of a 1.2% net smelter royalty on the Prairie Creek Mine to Sandstorm Metals & Energy Ltd. for net proceeds of $10,271,000 in the second quarter of 2013. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine to $nil in the second quarter of 2013 and recognized a gain on the sale of mineral property interests of $5,439,000 on the consolidated statement of income (loss).

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At September 30, 2013, the Company had a positive working capital balance of $14,452,000 including cash and cash equivalents of $12,855,000, short term investments of $1,000 and marketable securities of $1,704,000 (for a total of $14,560,000). At December 31, 2012, the Company had cash and cash equivalents of $224,000, short term investments of $5,458,000, marketable securities of $4,984,000, and a positive working capital balance of $9,042,000.

The Company’s accounts payable and accrued and other liabilities at September 30, 2013 were $655,000 compared to $1,988,000 as at December 31, 2012.

Cash inflows from financing activities totaled $3,750,000 for the nine month period ended September 30, 2013 versus $8,231,000 for the comparative period, due to the Company’s financing activities in the third quarter of 2013 and in the first quarter of 2012. Cash inflows from investing activities included $10,271,000 from the sale of an NSR for the nine month period ended September 30, 2013 with no comparable amount in the comparative period.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on financings to fund its working capital requirements and planned exploration, development and permitting activities.

During the third quarter of 2013 the Company raised gross proceeds of $4.0 million through a flow-through equity financing and in the second quarter raised $10.3 million by a sale of a royalty. Both financings were successful in spite of a weak capital market for resource companies. The Company expects its current working capital will be able to meet current commitments and allow 2013 programs to conclude as planned.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The SNC Preliminary Feasibility Study (“PFS”) estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production was estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The recently issued water licence and land use permit together provide for the posting, in stages, of a total of approximately $20.4 million in financial assurance for expected decommissioning liabilities.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 86% of the total market value of CZN’s marketable securities at September 30, 2013. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the shares, which is not certain. At November 12, 2013 the market value of CZN’s shareholding in Vatukoula Gold Mines was $1.7 million, compared to $1.5 million at September 30, 2013.

The following table reflects the Company’s aggregate contractual commitments as of September 30, 2013:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	610	43	479	88	-
Decommissioning Liability (2)	2,961	-	-	-	2,961
Total Contractual Obligations	3,571	43	479	88	2,961

(1) Represents obligations under operating leases for office space and equipment.
(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 170,695,861 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 7,109,600 and 12,905,455 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

For the three and nine month periods ended September 30, 2013, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2013, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2012 - $4,000).

For the three and nine month periods ended September 30, 2013, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $197,000 and $616,000 respectively versus $151,000 and $470,000 respectively for the comparative periods. For the three and nine month periods ended September 30, 2013, the Company incurred share-based compensation with officers and directors in the amount of $2,000 and $10,000 respectively versus $5,000 and $33,000 respectively for the comparative periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Exploration and Evaluation Asset Policy

The determination of categorizing costs and costs recovered as an exploration and evaluation asset has been identified as an accounting policy which involves judgments or assessments made by management. International Financial Reporting Standard 6: Exploration for and Evaluation of Mineral Resources (“IFRS 6”) does not specifically address accounting for an NSR agreement and the Company’s policy, while falling under the scope of IFRS 6, has been developed based on previous national generally accepted accounting principles and accepted industry standards. The Company has therefore included within the exploration and evaluation asset policy the method used to recognize costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Specifically the policy directs that such amounts be recognized in income.

In May 2013, the Company sold a 1.2% net smelter royalty on the Prairie Creek Mine for net proceeds of $10,271,000 to Sandstorm Metals & Energy Ltd. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine exploration and evaluation asset to $nil in the second quarter of 2013 and recognized a gain of $5,439,000 on the consolidated statement of income (loss). In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine. Valuation of a gain or loss on sale of net smelter returns royalty is subject to judgement.

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Decommissioning liability (Environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s decommissioning liability of the Prairie Creek site, as it currently exists, is calculated as the net present value of estimated future net cash outflows of the reclamation and closure costs, which contain a 30% contingency and account for inflation at 2% per year, and at September 30, 2013 total $2,961,000 (December 31, 2012 - $2,961,000) and are required to satisfy the obligations, discounted at 2.97% per annum (December 31, 2012 - 2.26%). The settlement of these obligations is estimated to occur over the anticipated mine life through to 2029.

Reclamation and closure costs have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and Type “B” Water Licence for reclamation and closure of the Company’s Prairie Creek Mine site as it now exists with the current infrastructure. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities.

On September 24, 2013, the Company received formal notice from the Mackenzie Valley Land and Water Board of approval by the Minister of Aboriginal Affairs and Northern Development Canada of Water Licence MV2008L2-0002 in accordance with the Northwest Territories Waters Act. On June 17, 2013, the MVLWB issued Land Use Permit MV2008D0014 in accordance with the Mackenzie Valley Resource Management Act. The Type “A” Water Licence and Land Use Permit provide the regulatory approvals to proceed with the future development and operation of the Prairie Creek Mine and together provide for the posting with the Minister of Aboriginal Affairs and Northern Development Canada, in stages, of a total of $17.07 million in financial assurance or security deposits for expected decommissioning liabilities. The Company is currently in discussions with the Minister of Aboriginal Affairs and Northern Development Canada and the Government of the Northwest Territories with regard to amending its current surface leases of the Prairie Creek mine site, which permit only site care and maintenance activities, to permit mine development and full operating activities, in accordance with Section 27 (3) of the Northwest Territories and Nunavut Mining Regulations and with regard to amending the timing schedule of the security to be provided under the Type “A” Water Licence and the Land Use Permit.

Additional financial assurance or security, of a total of $3.33 million will be required, in stages, for anticipated reclamation obligations under the Company’s winter road land use permits issued by the MVLWB and by Parks Canada.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Nine months ended September 30, 2013	Year ended December 31, 2012 (2)
Dividend Yield	-	0%
Risk free interest rate	-	1.2%
Expected life	-	2.6 to 3.5 years
Expected volatility (1)	-	71.4% to 73.1%
Weighted average grant date fair value	-	$ 0.22
Forfeiture rate	-	2%
(1) Determined based on historical volatility of the Company.	(2) Excludes stock options converted upon Paragon acquisition.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

Impairment of long-lived assets

The carrying value of property, plant and equipment at September 30, 2013 was $819,000 (December 31, 2012 - $911,000) and for exploration and evaluation assets was $4,138,000 (December 31, 2012 - $9,268,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At September 30, 2013, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of a mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, a mine.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		September 30, 2013	December 31, 2012
Cash and cash equivalents	FVTPL	$12,855	$224
Short-term investments	FVTPL	1	5,458
Marketable securities	FVTPL	1,704	4,984
Other receivables	Loans and receivables	316	222
Other long-term assets	FVTPL	739	739
Accounts payable	Other financial liabilities	(433)	(1,527)
Accrued and other liabilities	Other financial liabilities	(222)	(461)

The Company holds certain marketable securities that fluctuate in value as a result of trading on global financial markets and fluctuation in commodity prices. Based upon the Company’s holdings at September 30, 2013, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income or loss of approximately $170,000.

Included in the income or loss for the nine month period ended September 30, 2013, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net income or loss would have been approximately $20,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at September 30, 2013, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would be $9,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at September 30, 2013 is $15,299,000 (December 31, 2012 - $11,405,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At September 30, 2013, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at September 30, 2013, the Company had positive working capital of $14,452,000 (December 31, 2012 - $9,042,000). Given positive working capital, the Company believes it will be able to meet its current commitments. The Company believes it will be successful in obtaining the financings required to complete the development of the Prairie Creek Mine site and bring the mine into production as well as to meet ongoing corporate administration costs. However, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three months ended September 30, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated March 19, 2013, as well as in the Company’s unaudited interim consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed fiscal period, being the three and nine month periods ended September 30, 2013, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the newly expanded Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes. The Federal Government has announced its intention to amend the Mackenzie Valley Resource Management Act, which amendments may impose additional regulations, obligations or restrictions on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

On March 11, 2013, the Prime Minister of Canada announced that negotiators had reached consensus on the terms for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories. Devolution in the NWT will mean the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government will become responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. It will also give them the power to collect and share in resource revenues generated in the territory. With the conclusion of negotiations, the Government of Canada will begin a second round of consultations to gather input from Aboriginal organizations in the NWT and other stakeholders, which will lead to a Final Devolution Agreement. The governments are working toward an effective date of April 1, 2014.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. The SNC Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $41 million. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The recently issued water licence and land use permits together provide for the posting, in stages, of a total of approximately $20.4 million in financial assurance for expected decommissioning liabilities. Failure to obtain sufficient financing or to post the financial assurance or security when required will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

The Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On November 12, 2013, the value of the Company’s investment in VGM was $1.7 million.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. One director of Canadian Zinc also serves as a director of Vatukoula Gold Mines plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $85,415,000 through September 30, 2013. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of September 30, 2013, there were 170,695,861 common shares outstanding. As of September 30, 2013, the Company had 7,109,600 share purchase options and 12,905,455 warrants outstanding allowing the holders to purchase 20,015,055 common shares. Directors and officers of the Company hold 5,000,000 of these share purchase options, contractors and employees of the Company hold 2,109,600 share purchase options and third-party entities hold 12,905,455 share purchase warrants.

As of November 14, 2013, there were 170,695,861 common shares outstanding and the Company had 7,109,600 share purchase options and 12,905,455 warrants outstanding allowing the holders to purchase 20,015,055 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

In September 2013, the Company announced that it had entered into an agreement to acquire Messina Minerals Inc. Under the terms of the agreement, Canadian Zinc will acquire all of the outstanding common shares of Messina in exchange for approximately 2,132,731 common shares of Canadian Zinc by way of a statutory plan of arrangement. Completion of the arrangement is subject to approval by the Messina shareholders, regulatory and court approvals, and other customary closing conditions. A special general meeting for Messina shareholders is planned for December 16, 2013.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS POLICY

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com. Additional financial information is contained in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year which may be found on SEDAR at www.sedar.com.